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                              October 6, 2023

       Bryan P. Petrucelli
       Chief Financial Officer
       Kinsale Capital Group, Inc.
       2035 Maywill Street, Suite 100
       Richmond, Virginia 23230

                                                        Re: Kinsale Capital
Group, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Response dated
October 2, 2023
                                                            File No. 001-37848

       Dear Bryan P. Petrucelli:

              We have reviewed your October 2, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19,
       2023 letter.

       Response dated October 2, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       38

   1. Your response to prior comment 1 appears to focus on the underlying businesses of your insureds without
providing sufficient detail regarding the indirect consequences on your operations and results.
Please discuss more fully the climate-related increased risk of loss and damage and/or
increased number and amount of claims you have experienced to date and expect to
experience in the future. In this regard, we note disclosure on pages 44 and
                                                        89-90 of your Form 10-K
that explains increasing losses as due to hurricanes, winter storms, and wildfires,
as well as claims tables on pages 91-93 that appear to show
                                                        increases. In addition,
tell us how you considered disclosing such increases as an indirect consequence of the
climate-related business trends described in your response.
 Bryan P. Petrucelli
FirstName  LastNameBryan
Kinsale Capital Group, Inc. P. Petrucelli
Comapany
October    NameKinsale Capital Group, Inc.
        6, 2023
October
Page 2 6, 2023 Page 2
FirstName LastName
2. Your response indicates that you are "a digital financial services organization" that conducts insurance operations through a digital technology platform, yet it does not appear to discuss these digital operations in relation to our prior comments 1 and
         2. Accordingly, please further address the following:

                Clarify whether your response that    our direct operations do
not produce material
              greenhouse gas emissions    takes into account the emissions
related to your digital
              technology platform, and provide support for your assessment of materiality.

                Discuss whether and how your digital technology platform relates to changes in demand and competition for products or services that result in lower greenhouse gas emissions, are related to carbon-based energy sources, or are operated using energy from alternative energy sources. Tell us how you considered providing disclosure regarding other reputational risks, for instance in relation to your digital operations or potential climate-related disruption thereof.

                Discuss the physical effects of climate change in relation to your digital operations, including the potential for indirect weather-related impacts that have affected or may affect your digital trading platform, related suppliers (e.g., third-party data centers, cloud service or electricity providers, and infrastructure), and customers.
              Include support for your evaluation regarding the materiality of such impacts.
3.       We note your response to prior comment 2 that    the cost has
generally increased for
         catastrophe-exposed reinsurance.    Please provide quantitative
information regarding the
         cost of reinsurance for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.
      Please contact Madeleine Joy Mateo at 202-551-3465 or Jennifer Angelini at 202-551-
3047 with any questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Finance